UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Entercom Communications Corp.

(Name of Issuer)

Class A Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

293639100 (CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 293639100                                                                                                                                                               Page 2 of 6

1.	Name of Reporting Person. I.R.S. Identification No. of above person (entities only) S. Gordon Elkins

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 252,606 6. Shared Voting Power 1,973,598 7. Sole Dispositive Power 252,606 8. Shared Dispositive Power 1,973,598

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

            2,226,204. Includes: (i) 1,973,598 shares of Class A common stock held of record by the reporting person as co-trustee of four trusts; (ii) 227,994 shares of Class A common stock held of record by the reporting person as trustee of a trust; and (iii) 19,445 shares of Class A common stock which may be acquired through the exercise of options.

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 5.49%

12.	Type of Reporting Person (See Instructions) IN

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Item 1.    Issuer Information

(a)    Name of Issuer:

Entercom Communications Corp.

(b)    Address of Issuer’s Principal Executive Offices:

Entercom Communications Corp.

401 City Avenue, Suite 409

Bala Cynwyd, Pennsylvania 19004

Item 2.    Reporting Persons Information

(a)    Name of Person Filing:

S. Gordon Elkins

(b)    Address of Principal Business Office or, if none, Residence

Entercom Communications Corp.

401 City Avenue, Suite 409

Bala Cynwyd, Pennsylvania 19004

(c)    Citizenship

United States of America

(d)    Title of Class of Securities

Class A Common Stock, par value $0.01 per share

(e)    CUSIP Number

293639100

CUSIP No: 293639100                                                                                                                           Page 4 of 6

Item 3.    If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable.

Item 4.    Ownership

(a)	Amount Beneficially Owned:	2,226,204

Includes: (i) 1,973,598 shares of Class A common stock held of record by the reporting person as co-trustee of four trusts; (ii) 227,994 shares of Class A common stock held of record by the reporting person as trustee of a trust; and (iii) 19,445 shares of Class A common stock which may be acquired through the exercise of options.

(b)	Percent of Class:	5.49%

(c)	Number of shares as to which such person has:

	(i) sole power to vote or to direct the vote:	252,606

	(ii) shared power to vote or to direct the vote:	1,973,598

	(iii) sole power to dispose or to direct the disposition of:	252,606

	(iv) shared power to dispose or to direct the disposition of:	1,973,598

Item 5.    Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

Shares beneficially owned by the reporting person include: (i) 1,973,598 shares of Class A common stock held of record by the reporting person as co-trustee of four trusts; and (ii) 227,994 shares of Class A common stock held of record by the reporting person as trustee of a trust.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

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Item 8.      Identification and Classification of Members of the Group

Not applicable.

Item 9.      Notice of Dissolution of Group

Not applicable.

Item 10.    Certification

Not applicable.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2003
Date

/s/ S. Gordon Elkins, Esquire
Signature

S. Gordon Elkins, Esquire
Name/Title